                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                G&L Realty Corp.
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                                (Name of Issuer)

                                  Common Stock
                  10.25% Series A Cumulative Preferred Stock
                   9.8% Series B Cumulative Preferred Stock
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                         (Title of Class of Securities)

                                   361271109
                                   361271208
                                   361271307
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                                 (CUSIP Number)

                               Daniel M. Gottlieb
                              c/o G&L Realty Corp.
                            439 North Bedford Drive
                        Beverly Hills, California 90210
                          Telephone No. (310) 273-9930
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 13, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]1.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

             (Continued on following pages) (Page 1 of 7 Pages)

_________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  361271109 / 361271208 / 361271307                  Page 2 of 7 Pages
--------------------------------------------                  ------------------


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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Daniel M. Gottlieb
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[X]2
                                                                        (b)[_]3
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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

   OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)
                                                                           [_]4
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                  7  SOLE VOTING POWER
  NUMBER OF
   SHARES            732,260 shares of Common Stock
 BENEFICIALLY    --------------------------------------------------------------
   OWNED BY       8  SHARED VOTING POWER
     EACH
   REPORTING         -0-
    PERSON       --------------------------------------------------------------
     WITH         9  SOLE DISPOSITIVE POWER

                     732,260 shares of Common Stock
                 --------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    732,260 shares of Common Stock
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.8% of the outstanding shares of Common Stock
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14  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The Schedule 13D, dated December 16, 1993, filed by Daniel M. Gottlieb, as amended by the Amendment No. 1 to Schedule 13D, dated December 16, 1994, is hereby further amended and restated as follows:

Item 1.  Security and Issuer.

      This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), 10.25% Series A Cumulative Preferred Stock, par value $.01 per share (the "Series A"), and 9.8% Series B Cumulative Preferred Stock, par value $.01 per share (the "Series B"), of G&L Realty Corp., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 439 North Bedford Drive, Beverly Hills, California 90210.

Item 2.  Identity and Background.

      (a) Daniel M. Gottlieb

      (b) 439 North Bedford Drive, Beverly Hills, California 90210

      (c) Chief Executive Officer and Co-Chairman of the Board of the Company. The Company is a self-administered real estate investment trust that owns, acquires, develops, manages and leases health care properties.

      (d) During the last five years, Mr. Gottlieb has not been convicted in a criminal proceeding.

      (e) During the last five years, Mr. Gottlieb has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration.

      (a) Mr. Gottlieb and Steven D. Lebowitz, the President and Co-Chairman of the Board of the Company, have a written commitment letter from GMAC Commercial Mortgage Corporation to lend up to $35 million in connection with the transactions described in Item 4 below. It is currently anticipated that Messrs. Gottlieb and Lebowitz will form an entity to borrow the funds, of which approximately $26 million will be used to fund the aggregate purchase price paid to the other holders of the Company's Common Stock in, and the related costs of, the merger, and to purchase some of the shares of Common Stock and/or units in G&L Realty Partnership, L.P. (the "Partnership") owned by Messrs. Gottlieb and Lebowitz; and up to $9 million will be loaned to Messrs. Gottlieb and Lebowitz to fund their purchase of the Series A and Series B Preferred Stock through the tender offer. See also Item 4 below.

      (b) On December 16, 1993, in connection with the consummation of the Company's initial public offering, Mr. Gottlieb transferred to the Company and the Partnership interests in certain properties and partnerships and, as a general partner of G&L Development, retained certain indebtedness of G&L Development in exchange for 256,332 shares of Common Stock and 239,219 units in the Partnership. In addition, Mr. Gottlieb purchased 47,400 shares of Common Stock in the initial public offering. Mr. Gottlieb obtained the funds for the purchase of the shares in the initial public offering pursuant to a loan by Reese Milner, members of the Milner family and related entities, as described more completely under Item 6(c) below. On June 28, 1996, 445 Bedford, LLC, a limited liability company partially owned by Mr. Gottlieb, contributed its interest in a hospital facility, two medical office buildings and a parcel of vacant land to the Partnership in exchange for 39,215 units in the Partnership, of which Mr. Gottlieb received 23,529 units. On September 12, 1997, Mr. Gottlieb purchased 7,000 shares of Common Stock in the open market at a price of $15.875 per share. On December 18, 1997, Mr. Gottlieb exercised options and acquired 67,000 shares of Common Stock, at an exercise price of $9.625 per share (the closing price of the Common Stock on that date was $20.1875 per share), using his personal funds. On December 31, 1998, the Partnership acquired an office and retail complex located in Coronado, California, from a limited liability company in which Mr. Gottlieb held a 30% interest. The Partnership assumed $7.5 million in long-term debt and issued 126,744 units, of which Mr. Gottlieb received 38,023 units. In May 1999, Mr. Gottlieb's wife transferred 20,900 shares of Common Stock, to which Mr. Gottlieb disclaimed beneficial ownership, into a joint account. In November 1999, in connection with the Company's tender offer for up to 1,000,000 shares of its Common Stock, Mr. Gottlieb sold 17,410 shares at a price of $10.50 per share.

Item 4.  Purpose of the Transaction.

      On April 13, 2001, the Company and Messrs. Gottlieb and Lebowitz entered into an agreement in principle under which Messrs. Gottlieb and Lebowitz would acquire all of the outstanding shares of the Common Stock not held by them for a cash price of $11.25 per share, subject to adjustment downward (but not below $11.00 per share) if certain transaction expenses exceed an agreed upon amount. The agreement in principle contemplates that the acquisition of the Common Stock would be effected through the merger of an entity newly formed by them into the Company. It is currently contemplated that the merger would be completed in the third quarter of 2001.

      The Series A and Series B Preferred Stock would remain outstanding following closing of the merger. However, Messrs. Gottlieb and Lebowitz intend to make a cash tender offer for up to approximately 20% of the total number of outstanding shares of such Preferred Stock at a price of $17.50 per share for the Series A and $17.00 per share for the Series B. The tender offer is expected to occur during the period in which the Company solicits proxies for the stockholders' meeting to consider the proposed merger and would close concurrently with, and be subject to, the closing of the merger. The proposed merger is condition on, among other things, the execution of a definitive merger agreement.

      Copies of the agreement in principle and the Company's press release related thereto are attached hereto as Exhibits 3 and 4. The foregoing description is qualified in its entirety by reference to the full text of those documents.

Item 5.  Interest in Securities of the Issuer.

      (a) Mr. Gottlieb beneficially owns an aggregate of 732,260 shares (the "Shares") of Common Stock, including (i) 300,771 units of the Partnership, that are convertible, at the option of the holder, into Common Stock or cash, at the option of the Company; and (ii) 50,167 shares that Mr. Gottlieb may purchase under options that are exercisable within sixty days of the date of this filing. The Shares represent approximately 23.8% of the issued and outstanding Common Stock. Mr. Gottlieb owns no shares of the Series A or Series B Preferred Stock.

      (b) Mr. Gottlieb has sole voting and disposition power over all of the Shares.

      (c) Mr. Gottlieb has not effected any transactions in the Common Stock or the Series A or the Series B Preferred Stock in the last 60 days.

      (d) Mr. Gottlieb has assigned his dividend rights on 38,023 units of the Partnership to a financial institution in connection with a personal loan made by the institution to Mr. Gottlieb.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      (a) See Item 4 above.

      (b) In November 1993, the Company granted Mr. Gottlieb an option to purchase 100,500 shares of Common Stock at an exercise price of $18.25 per share (the initial price per share of the Common Stock sold to the public in the Company's initial public offering). On December 18, 1995, the Company cancelled this option and granted him another option to purchase 100,500 shares of Common Stock at an exercise price of $9.625 per share (the closing price of the Common Stock on that day). The option vested evenly over three years and, as of the date of this filing, Mr. Gottlieb has exercised all but 33,500 shares of Common Stock under the option. The option expires in December 2005. On February 29, 2000, the Company granted Mr. Gottlieb another option to purchase 50,000 shares of Common Stock at an exercise price of $8.875 per share (the closing price of the Common Stock on that day). The option vests evenly over three years and expires in February 2010.

      (c) Mr. Gottlieb has pledged 99,590 shares of Common Stock and 239,219 units of the Partnership to Reese Milner, members of the Milner family and related entities to secure certain indebtedness. In addition, 281,732 shares of Common Stock and 61,552 units of the Partnership have been pledged to various financial institutions to secure other indebtedness.

Item 7.  Material to be Filed as Exhibits.

            Exhibit No.    Description
            -----------    -----------
                 1         Option Agreement by and between G&L Realty Corp. and Daniel M.
                           Gottlieb, dated as of December 18, 1995

                 2         Option Agreement by and between G&L Realty Corp. and Daniel M.
                           Gottlieb, dated as of February 29, 2000

                 3         Press Release of G&L Realty Corp. dated as of April 13, 2001*

                 4         Term Sheet dated as of April 13, 2001, among G&L Realty Corp.,
                           Daniel M. Gottlieb and Steven D. Lebowitz*

______________
* Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule TO of Messrs. Gottlieb and Lebowitz filed April 16, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2001

                                     /s/ Daniel M. Gottlieb
                                    ----------------------------------------
                                    Daniel M. Gottlieb

                                 Exhibit Index

Exhibit No.               Description
-----------               -----------
     1            Option Agreement by and between G&L Realty Corp. and Daniel M.
                  Gottlieb, dated as of December 18, 1995

     2            Option Agreement by and between G&L Realty Corp. and Daniel M.
                  Gottlieb, dated as of February 29, 2000

     3            Press Release of G&L Realty Corp. dated as of April 13, 2001*

     4 Term Sheet dated as of April 13, 2001, among G&L Realty Corp., Daniel M. Gottlieb and Steven D. Lebowitz*
______________
* Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule TO of Messrs. Gottlieb and Lebowitz filed April 16, 2001.